In SANTA CLARA (UNITED STATES OF AMERICA)
the twentieth of June, year two thousand and three

And on

In VALBONNE (ALPES-MARITIMES-FRANCE)
the twentieth of June, year two thousand and three

THE UNDERSIGNED:

- **CENTILE Inc. Company**,
  a company governed by American Law with its registered office located 1209 Orange Street, WILMINGTON, DELAWARE 19801 (UNITED STATES), represented by Mr. Huw REES residing at 5160 Apennines Circle, SAN JOSÉ 95138 (UNITED STATES) specifically entitled for the purpose of these presents by a deliberation of the board of directors dated March 5th 2003.

- **Mr. Bryan R. MARTIN**,
  residing at 1543 Hack Avenue CAMPBELL CA 95008 (UNITED STATES),

- **Mr. Huw REES,**
  residing at 5160 Apennines Circle, SAN JOSÉ 95138 (UNITED STATES),

Hereinafter referred to as "THE TRANSFEROR," <u>ON THE ONE HAND</u>,

- **Sunleigh Investments Ltd.**,
  a company governed by English Law with its registered office located 14 Belgravia House, Halkin Place, London (England) SW1 X8JF represented by Mr. William STROM, declares to have any power to effect the terms, and reserves the right to substitute for the benefit of the present agreement another physical or moral person of its choice whom it will guarantee and respond independent of the execution of the present agreement that the Transferor shall accept.

   Hereinafter referred to as "THE TRANSFEREE," <u>ON THE OTHER HAND</u>,

Have stated and agreed as follows:

STATEMENT

I – <u>DECLARATIONS FROM THE TRANSFEROR</u>

A – COMPANY DESCRIPTION

CENTILE EUROPE Company hereinafter referred to as THE COMPANY, is a limited liability company with a share capital of €114,000 divided into 747,167 shares, located at – 06560 – VALBONNE – SOPHIA ANTIPOLIS – 120, route des Macarons.

According to the terms of a deliberation dated September 17th 2002, the company initially incorporated under the name of «ODISEI» and adopted that of «CENTILE EUROPE». Article 2 of the articles of association was modified accordingly.

Its direct or indirect purpose both in FRANCE and abroad is:

- the study, consultancy, development, production, purchase, import, sale, resale, distribution of any information system, concerning both hardware and standard software or made to specifications and, in particular, development, production and marketing of internal «intranet» and external «internet» computerized communication software.

- performing services in connection with the internal «intranet» and external «internet» computerized communication software.

- the creation, acquisition, operating or transfer of any processes, patents and more generally of any intellectual and industrial property rights with respect to the activities mentioned hereinabove.

- the acquisition and management of any equity interest and any securities.

- the creation, acquisition, renting, lease management of any business concern, taking on lease, setting up running of any establishments, business concerns, factories and workshops.

In addition to the above, any commercial, industrial, financial operations whatever their nature, that may be directly or indirectly linked to such company purpose or to any similar, connected or complementary purposes.

The Company is registered in the GRASSE Trade and Companies register under number B 417 808 540.

The Company was incorporated for a period of 99 years as from February 25th 1998. Its duration expires on February 25th 2097.

The Company's presidency is currently held by Mr. Arnaud CAUCHY whose appointment was properly made and published.

B – DESCRIPTION OF THE COMPANY'S FIXED ASSETS

The Company is the owner of a business, including the design, study, consultancy, development, production, purchase, import, sale, resale, or distribution of any information system and in particular internal and external computerized communication software, executions, supplies of services in connection with the communication software located and operated at – 06560 – VALBONNE – SOPHIA ANTIPOLIS – 120, route des Macarons.

Such business concern comprises the following elements:
- customers, goodwill, trading name and trade sign,
- rights to the lease of the premises where the said business concern is operated,
- commercial equipment and furniture according to inventory annexed to these presents,
- telephone subscription and number: 04 97 23 12 60.

None of the equipment, furniture, merchandise or indirect materials are lent or hired to the Company or deposited by a third party in the business concern hereinabove, except property and equipment mentioned in paragraph «D» hereinafter.

C – ORIGIN OF FIXED ASSETS OWNERSHIP

The Company is the owner of its business concern that was created on FEBRUARY 10th 1998.

D – STATEMENT OF THE PREFERENCE RIGHTS

The Company's business concern is not encumbered with any preferential right registration whatsoever, except as follows:

- a personal leasing registered on September 14th 1998, number 545, to the benefit of GE CAPITAL EQUIPEMENT FINANCE located 92736 – NANTERRE CEDEX – 52, avenue des Champs Pierreux for hardware consisting of 6 INTEL configurations, 6 monitors of INTEL PENTIUM II make, year 1998, and IKEA furniture,

- a rental agreement registered on August 7th 2002, number 539 to the benefit of LOCAM SA located 42000 – SAINT ETIENNE – 2, boulevard des Etats Unis for a drinking fountain,

- a rental agreement registered on September 4th 2000 number 435 to the benefit of KBC LEASE FRANCE located 69006 – LYON 06 – 55, avenue Foch, for 2 expresso FONTEX SAECO GRAIN machines and four drinking fountains,

The last two registrations are for a claim of €19,930.

No element in the business concern is subject to seizure or any impediment whatsoever upon its transfer.

E – STATEMENT OF THE LEASES AND RIGHTS OF OCCUPANCY

The premises where the company practices its business were let to it according to the terms of a lease subject to commercial lease regulations (under 24 months) dated at VALBONNE June 3rd 2002 by MEDIATHEL S.A. Company, located in SOPHIA ANTIPOLIS (ALPES-MARITIMES) – route des Crêtes, for a minimum period of one year and a maximum period of 23 months as from July 1st 2002 to expire at the earliest on JUNE 30th 2003 and at the latest on May 31st 2004.

The current rent is €5,350 per month and such rent has been applicable since July 1st 2002. The Company paid to its lessor a guarantee deposit of €16,000.

The contractual intended purpose of the rented premises comes within the scope of CENTILE EUROPE's purpose, that is office and customer reception activities.

A registered letter with acknowledgement of receipt of termination of the derogatory lease was addressed by CENTILE EUROPE to MEDIATHEL S.A., the owner of the premises, on April 15th 2003 and CENTILE EUROPE must leave the premises on July 16th 2003.

The Company does not owe any rent, taxes, charges or arrears whatsoever.

No demand for performance of works was made to the Company; it did not sub-let the whole or part of the rented premises.

The Company has always complied with the lease requirements. There is no dispute between the Company and its lessor and the former never received any summons to pay or to execute.

Concerning the said lease, the Transferor declares:
- That no sub-letting or right of occupancy have been granted,
- That no summons to execute any of the lease charges and conditions and no notice to quit were delivered by the lessor with whom there is no dispute of a rental nature,
- That no infringement of the lease clauses was committed by the Transferor and its predecessors, that might enable the lessor to exercise any action whatsoever against the Company.

The Company is currently looking for new premises in order to set up its registered office and business.

The Transferee declares that he will deal personally with the search for new premises and with the closing of any agreement that will allow the Company to enter into possession of such premises from July 16th 2003 onward without any guarantee obligation therefor from the Transferor.

The Company was also granted a commercial lease by Cancava under the terms of a private agreement dated December 17th, 1999 for premises situated in 120 route Macaroons, Valbonne 06560 and for a duration of nine (9) years, commencing on October 1st, 1999, and ending on September 30th, 2008.

The Transferor declares that this right to the lease must be given up for the benefit of a company of the American group 8x8, for the refund (repayment), by this company of the deposit guarantee paid in to Cancava to the amount of €8,092.01. This transfer can intervene only subject to the agreement of Cancava. The Transferee agrees to it and accepts that in the situation in which Cancava would refuse to authorize this transfer, the Company would pursue the execution of this lease until the end of the three-year period, that is September 30th, 2005. A copy of this lease remained annexed to the present act.

F – DESCRIPTION OF THE ACCOUNTING AND BUSINESS OPERATION

1 – <u>Accounting Inventory</u>

The Company's books and records and related accounting are in accordance with the commercial code, which stipulates the requirements.

The Company's auditors, PriceWaterhourseCoopers, shall have certified Centile Europe's financial statements closed.

Such books, further to this agreement are the subject of an inventory and sign-off from the Transferor and the Transferee.

2 – <u>Trade figures and profits made over the last three years</u>

Years	Trade Figures	Profits
2001	3.221.883	990.873
2002	2.565.997	67.593
2003	1.478.753	145.992

Considering that:
- the trade figures are given exclusive of tax,

- the indications stated hereinabove relate to the period ranging from April 1st to March 31st.

3 – <u>Off-balance-sheet commitments</u>

The Company has not given any commitment on such account and it has not received any.

It does not stand as surety or as guarantor for anyone and has not concluded any leasing agreement still valid or any specific Maintenance contracts or others except those mentioned in paragraph D hereinafter.

4 – <u>Miscellaneous declarations</u>

a) Neither the Company nor any of its members are personally bankrupt, wound up or under receivership or suspended payments.

b) There are no administrative interdictions or other interdictions to operating the Company's business.

c) The Company's business is carried on normally in compliance with the laws and regulations. The business concern has never been subject to any administrative suspension or closing-down measures.

No infraction to the police, road system, hygiene, economical regulations, labor law or other has been recorded against the Company.

The current premises and installations are in conformity with the hygiene and security standards and local regulations and the Company had such installations checked on the expected dates by the relevant services.

The Company therefore has had all the prescribed inspections carried out and on the occasion of such visits has not been served any order to perform works that it did not comply with.

d) The Company is not encumbered with any other liabilities than those resulting from its normal operation.

In particular, on the day when the balance sheet was drawn up after the Transferor's certification, there were no other Company liabilities than those stated in the said balance sheet.

There is no fiscal or corporation inspection pending or in progress.

e) The Company is neither an applicant nor a defendant in proceedings against any party whatsoever.

5 – <u>Agreements concluded by the Company</u>

a) The Company has made subscriptions with the following telephone and mobile telephone operators:
- France Telecom SA 54941 Nancy Cedex 9
- France Telecom SA 13567 Marseille Cedex 2
- SFR SA 69464 Lyon Cedex 06
- Prange SA 41965 Blois Cedex 09

b) It took out insurance against usual risks with AXA Assurance SA.

c) It employs the following staff:

Last Name	Function	Seniority
BENSOUSSAN	Engineer	AUGUST 14th 2000
BONNEVAL	Engineer	NOVEMBER 12th 2001
BRUNO	Engineer	JULY 17th 2000
CAUCHY	Chairman & Managing Director	NOVEMBER 13th 2000
DALMASSO	Engineer	JANUARY 11th 1999
DE MORAES	Export Assistant	JUNE 3rd 2002
DILLE	Engineer	JULY 9th 1999
GIRONI	Engineer	JULY 6th 1998
PICHON	Financial Administration Manager	JUNE 3rd 2002
POURCELOT	Client Department Manager	MARCH 1st 2001
RENOU	Engineer	AUGUST 16th 1999
SINGERY	Engineer	OCTOBER 5th 1999
VENTADOUX	Engineer	APRIL 10th 2000
WEBERT	Production Manager	NOVEMBER 14th 2001

Being pointed out that the company started a redundancy procedure concerning all of the staff mentioned above except Mr. CAUCHY, Chairman of the Board of Directors and Mrs. DALMASSO and Messrs GIRONI and BRUNO.

The last three employees will leave the Company on June 30th, 2003 to be hired by the company owed by the «8x8» group.

The Transferor shall be responsible for all the expenses related to the departure of those three employees above (especially paid vacation).

The Transferee will deal personally, without any recourse against the Transferor, with the negotiations with the staff made redundant named hereinabove, with the maintenance or cancellation of the redundancy procedure.

d) The Company declares that it did not conclude with any customer or supplier any sole agent agreement for supplies currently still valid.

e) The Transferor undertakes to deliver to the Transferee the correspondence with the Company's European customers, the customer and supplier files, if there are any, and generally to introduce the Transferee to its European commercial and professional relations as his successor.

G – DECLARATIONS ABOUT THE TITLES FREE TRANSFERABILITY

The Transferor declares that the Company rights, subject of these presents, are free of any pledge or attachment and generally of any impediment to their transfer.

He also declares that none of the Company's partners is under guardianship or trusteeship or under an inalienability measure, divorce or judicial separation proceedings and that nothing in their marital status or their legal capacity forbids them to carry out the present transfer of company rights.

II – DECLARATIONS OF THE TRANSFEREE

The Transferee takes and accepts the Transferor's declarations.

He declares:
- To take the company rights such as they are on the day of possession transfer agreed as constituting each a quota of the package described

hereinabove, a package that he declares he knows well for having had every possibility to study each of its elements.

- That he was able to study the Company's accounting, its articles of association and, if necessary, the various modifications that may have affected them.
- To be in control of his rights, not to be subject to any measure, decision and generally to any fact likely to forbid him to exercise business and the management of business corporations.

This being stated,

III – <u>FIXING OF THE FINANCIAL TERMS OF THE TRANSFER</u>

A – DATE OF OWNERSHIP AND POSSESSION TRANSFER

The parties fix the date of transfer of the Company rights ownership as well as the possession transfer date of July 1st 2003.

B – TERMS TO DETERMINE THE PRICE OF THE COMPANY RIGHTS TRANSFERED

The parties agree to the lump sum of ONE MILLION ONE HUNDRED THOUSAND EUROS (€1,100,000) the net value of the 747,167 shares comprising the Company's share capital.

The price was determined after a legal, accounting, and financial audit and generally the working conditions of the Company carried out on the Transferee's initiative and besides, in consideration of the accounting situation closed on March 31st 2003.

The price will be Maintained as long as the accounting situation, which will be closed on June 30th 2003 reports equity capital for an amount at least equal to €1,697,121.

No increase in the price fixed hereinabove may be required from the transferor if the Company equity capital on such date is in excess of €1,697,121.

However, if the equity capital at the same date reached a lower amount and provided that such downward fluctuation be higher than € 50,000, the price will be reduced to the same extent.

It is reminded that the Company holds a «custom» claim on CENTILE, Inc and that such claim concerning its amount on the day of ownership and possession transfer agreed hereinabove (July 1st 2003), will be compensated in due proportion to the claim that on the same date the American company «8x8» will hold on CENTILE EUROPE.

If after such compensating operation, there still remained a residue of the claim held on CENTILE, Inc., such claim would not be required and its surrender would be granted. If, on the contrary there still remained a positive balance of «8x8» claim, the American company will agree to its surrender.

The Transferor stands as security for the ratification of the present clause by the company «8x8».

C – TERMS OF PAYMENT OF THE PRICE

The price agreed hereinabove by both parties is stipulated payable as follows:

- one tenth, that is ONE HUNDRED AND TWENTY THOUSAND EUROS (€ 120,000.-) when the present act is signed. Such sum of ONE HUNDRED AND TWENTY THOUSAND EUROS (€ 120,000.-) has been paid right now by the transferee to the transferor who acknowledges it and gives receipt thereof, by check drawn on Barclays Bank, ordered by Mr. Frederic Bourguet,

- Twenty per cent (20%) 45 days after closing of these presents,

- Thirty five per cent (35%) four months after closing of these presents,

- Thirty five per cent (35%) on December 31st 2003 at the latest.

APPOINTMENT OF AN ESCROW AGENT

Awaiting the delivery of the accounting situation on JUNE 30th 2003, the parties agree that a sum of ONE HUNDRED AND TEN THOUSAND EUROS (€110,000) will remain on an escrow account of Mr. Frederic Bourguet, drafter of these presents, at COMPAGNIE FIDUCIAIRE ANTIBOISE, 11 Place de Gaulle, redactor des presents, à la CAISSE DES RÈGLEMENTS DES AVOCATS AU BARREAU DE GRASSE, par abbreviation C.A.R.S.A.N

Mr. Frederic Bourguet's assignment, upon submission of the final balance sheet, will be to close the accounts between the parties and on examination of the said balance sheet to determine the amount of the Company's equity capital, to deliver the said amount to the transferor after deduction if necessary of the downward fluctuation of the equity capital in accordance with what is defined in paragraph «B» hereinabove.

D – TRANSFEROR'S GUARANTEES

The transferor undertakes to guarantee and he does it now, the truthfulness of the balance sheet drawn up on the date of the possession transfer.

Consequently, it undertakes to personally bear any difference that appears between the Company's real situation and the situation that would result from the balance sheet.

Moreover, with respect to the Company's situation regarding its tax situation, the Transferor declares that the tax results have been drawn up according to the legislation in force, that all declarations in this respect were duly made and that they are truthful.

It declares that it is similar as regards the social security contributions, family allowances and others.

It declares that the Company has duly paid its taxes and social security contributions and others and that generally the Company has fulfilled all its obligations as regards tax, social regulations, labor law or other regulations.

Consequently, the Transferor personally guarantees the buyer and the Company against the outcome of any claims relating to the obligations hereinabove and undertakes to deal personally with the payment of any taxes, duties, taxation of any nature and all penalties, fines, interest or late payment penalties.

He similarly undertakes to secure the buyer and the Company against the outcome of any claims, generally of any third parties whose cause would be prior to the day fixed hereinabove for the ownership and possession transfer.

However, the foregoing guarantee commitment may be executed by the Transferor only insofar as and under the condition that the buyer informs him immediately of the claims at issue and communicates to him all accounting documents or others suited to ensure his defense.

For such purpose, the buyer undertakes to inform the Transferor and to transmit to it all useful documents within a maximum period of eight days as from the date of receipt of the claim.

The costs of any proceedings initiated or supported as a result of the present stipulations, shall be borne by the Transferor.

The present guarantee commitment will expire without any formalities on December 31st 2006.

The Transferor expressly exonerates the transferee from providing any real guarantee whatsoever to ensure the execution of the present commitment.

The Transferee acknowledges that he was informed that CENTILE EUROPE company is the holder of a claim on account of the search tax credit fixed at the sum of €1,400,751 and that it must shortly request its repayment from the French Tax Administration.

It is expressly agreed between the undersigned that if the tax administration refused repayment of any percentage of such search tax credit, it would not in any way entail a reduction in the price offered hereinabove, the Transferee stating that he deals personally at his own costs and without any recourse against the transferor with any contentious proceedings against the tax administration, before any court instances.

Repayment by the Tax Administration of all or part of such tax credit will have no repercussion on the price-stated hereinabove.

IV – <u>FIXING OF THE VARIOUS TERMS OF THE TRANSFER</u>

A –NON COMPETITION CLAUSE

The Transferor undertakes not to directly or indirectly operate nor to have an interest in a company of a nature similar to that of the Company, for a period of eighteen months as from today and throughout the whole territory of the European Union.

The Transferee undertakes not to directly or indirectly operate nor to have an interest in a company of a nature similar to that of the Company, for a period of eighteen months as from today and throughout the whole territory of the United States of America and Canada.

B – ARBITRATION CLAUSE

Any litigation which the present agreement may give rise to because of its construction, execution of implementation will be by express agreement referred to the exclusive jurisdiction of one or several arbitrators, natural persons.

If the parties may not reach an understanding on the choice of one sole arbitrator, an arbitral court composed of three arbitrators will be appointed.

Each of the parties shall appoint its arbitrator and the arbitrators so appointed shall appoint a third one.

Failing one of such appointments, the presiding magistrate of the commercial court situated where the Company's registered office is located shall appoint the missing arbitrator(s).

The presiding magistrate of the commercial court applied to as in referral matters, by the prompter party or arbitrator, will give its decision by order not open to appeal.

The arbitrators will settle the arbitral proceedings without being obliged to follow the rules laid down by the courts, they will give their decisions as agreed arbitrators.

However, the parties expressly reserve the appeal action to the court of appeals in Aix en Provence, whatever the subject of the litigation, or the decision delivered.

C – SPECIFIC AGREEMENT

CENTILE, Inc undertakes to transfer to CENTILE EUROPE the right to develop and operate without exclusivity or limitation and with the option to transfer such right, the «IntraSwitch» software, in its state of development on the day of the titles ownership transfer subject of these present such as described in the appendix.

Centile, Inc. gives to Centile Europe, and Centile Europe accepts, the Internet domain «www.centile.com».

Moreover, CENTILE, Inc shall transfer for free to CENTILE EUROPE the benefit of the commercial agreements the list of which is annexed hereto.

D – NOTIFICATION - DOMICILE

All notifications, summons and orders to be served in pursuance of these presents, will be validly served if by registered letter with acknowledgement of receipt addressed, to:
- regarding the Transferor, to the registered office of «CENTILE INC» company to its aforementioned registered office;
- regarding the transferee, to its aforementioned registered office.

The parties agree that those of whom will modify the social seat will have to inform the other one about it by return receipt mail.

These transfers are essential elements of the agreement of the parts without which they would not have contracted.

E – COSTS, DUTIES, FEES

All costs, duties and fees for the present transfer shall be borne by the Transferee who promises to do so.

F – APPENDIX

Annexed to these presents after the parties have countersigned them:

- list of commercial contracts,
- description of «IntraSwitch» technology,
- accounting situation on March 31st 2003,
- hardware inventory.

On the aforementioned month, day and year.

_____   _____

CENTILE, INC.   Sunleigh Investment Ltd.
Mr. Huw Rees   Mr. William Strom


ANNEXES

<u>LIST OF CONTRACTS</u>


A– CLIENTS

<u>SONG NETWORKS AB</u>
Hangövägen 25, SE-115 74 Stockholm, Sweden
Signor Christer Anderson Title of contract «
Purchase Agreement »
Date of signature 1 May 2001
Date of expiration 31 December 2002

<u>SONG NETWORKS SVENSKA AB</u>
Hangövägen 25, SE-115 74 Stockholm, Sweden
Signor Christer Anderson
Title of contract « Purchase Agreement Endorsement »
Date of signature 15 février 2003 Date of expiration 31
décembre 2003

<u>ELISA SOLUTIONS</u> (formerly DATATIE)
Malmin Kauppatie 8A - 00700 Helsinki, Finland
Signor Pekka Karppinen
Title of contract « Master Procurement Agreement »
Date of signature 22 November 2001 Date of expiration
22 November 2004

<u>ELISA SOLUTIONS</u> (formerly DATATIE)
Malmin Kauppatie 8A - 00700 Helsinki, Finland
Signor Pekka Karppinen
Title of contract « Strategic Referral Partnership Agreement »
Date of signature 17 December 2002 Date of expiration 17
December 2004

B – RETAILERS

<u>ASCOM FINTEL OY</u>

Ralssitie 7A, 01510 Vantaa, Finland
Signor Jukka Rintala
Title of contract « Reseller Agreement »
Date of signature 16 December 2002 Date
of expiration 16 December 2003

<u>ARTHUS TECHNOLOGIES</u>
3 bis Cours des Bastions, 1205 Geneva, Switzerland
Signor Dominique Varloud Title of contract « Reseller
Agreement » Date of signature 10 December 2002 Date
of expiration 10 December 2003

<u>ENEC SPECIAL NETWORKING SERVICES APPLICATIONS LTD</u>
25 Paianias Str,, 15771, Athens, Greece
Signor Ioannis Zevgolatakos Title of
contract « Reseller Agreement » Date of
signature 31 January 2003 Date of
expiration 31 January 2004

C- PARTNERS

<u>SWISSVOICE</u>
ZI La Bergerie, 74 131 Bonneville - France
Signor Bernard Cribier,
Title of contract « Occasional Intermediary Agreement »
Date of signature 28 March 2002
Date of expiration 31 December 2002

<u>ADTECH</u>
Rue Nicols Fossoul, 52 - 4100 Boncelles
Signor Jean-Pierre Bianchi
Title of contract « Occasional Intermediary Agreement »
Date of signature 30 July 2002 Date of expiration 31
December 2003

DESCRIPTION OF "INTRASWITCH" TECHNOLOGY

The set of computer files associated with the software components listed below, regardless of their nature. The software having the commercial name «Hosted IP-PBX Server», is non exhaustively composed of the following computer programs:

SERVER MANAGER

Software written in Java programming language, the purpose of which is to control the operation of the programs named iPbx Manager.

IPBX MANAGER

Software written in Java programming language, the purpose of which is to provide the functions of an enterprise telephony system.

MEDIA SERVER

Software, the purpose of which is to control the routing of the voice in a phone conversation. Two (2) versions are available:

- The version named RTPMS written in C programming language; and
- The version named VRX written in Java programming language.

SWITCHBOARD

Software written in Java programming language, the purpose of which is to provide the switchboard service.

COMMUNICATION CENTER

Software written in Java programming language and in HTML, the purpose of which is to provide the user the control of his/her phone.

SIGNALING GATEWAY

Software, the purpose of which is to provide the management of control information associated with theestablishment of a phone call or any other action on a pending phone call. Three (3) versions are available:

- The operational version, named SGW-IR-74, as well as the last version, named SGW-IR-75, dedicated to the SUN Solaris operating system;
- The operational version dedicated to the Linux operating system; and
- The version which provides the specific function named «Peer to Peer» for the SUN Solaris operating system.

TOOLS RELATED TO THE OPERATION OF INTRASWITCH TECHNOLOGY

- The installation and update tool named install.sh;
- Investigation tools named filter.pl and toau.pl; and
- Processing tools of "Call Detail Records", named cdr-stat.pl and cdr-filter.pl